Man Investments (USA) Corp.

September 2, 2010

Ms. Cicely LaMothe
   Branch Chief
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re           Man-AHL Diversified I L.P. (the “Partnership”)
Form 10-K for the year ended December 31, 2009
File No 000-53043

Dear Ms. LaMothe:

We thank the Staff for its letter dated August 16, 2010 commenting on the above referenced Form 10-K.  For your convenience, we have repeated the Staff’s comments below together with our response on behalf of the Partnership.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Man-AHL Diversified Trading Company, L.P.

Note 3 – Advisory Agreement and Limited Partnership Agreement, page F-22

1.
We have considered your response to comment two.  Paragraph 946-225-45-12 of the FASB Accounting Standards Codification indicates that the total of all the feeders’ income, expense, and realized and unrealized gain or loss components shall agree to the corresponding totals of the master fund.  Had you applied this guidance, tell us how this would have impacted the statements of operations presented in the Form 10-K.  Quantify the amount of expenses that should have been reflected and why you believe the net impact would be zero in the statement of operations of the trading partnership.

We have attached pro-forma (unaudited) statements of operations for the Partnership and Man-AHL Diversified Trading Co., L.P. (“Trading Partnership”) for the years ended December 31, 2009 and 2008, along with the originally prepared versions, for your review and consideration.

In respect of the Partnership, there is no change to the total net investment loss, or realized and unrealized gains (losses), from its investment in the Trading Partnership.  However, there are two reclassifications of expense items (brokerage commissions, other expense) in the pro-forma statements from the originally filed version.

In respect of the Trading Partnership, we apologize that our previous response was unclear.  What we meant to communicate to the Staff was that we believed the effect of the original presentation to the end user (i.e., an investor in the Partnership), was not misleading by presenting the Trading

Man Investments (USA) Corp.

Partnership statements of operation on a gross basis.  As noted above, the expenses of the Trading Partnership consist of brokerage commission and certain professional expenses.  We have attached pro-forma (unaudited) and original statements of operations of the Trading Partnership.  We agree with the Staff that there is a change in the net impact in the statements of operations. This change would then be reflected in the balance sheet of the Partnership (via reclassification between receivable from Trading Partnership and accrued expenses), but, as stated in our previous correspondence, would not change net income, partners’ capital or unit NAV at the Partnership level.

We have revisited the guidance in Audit & Accounting Guide for Investment Companies, including the paragraph referenced above, and have determined that we will adjust our financial reporting process to record the Trading Partnership net of expenses beginning with our next filing requirement (Form 10-Q for the period ended September 30, 2010).

If the Staff has any questions or would like any further information, please do not hesitate to call the undersigned at 312-881-6811.

In connection with this response to Staff comments, the Partnership acknowledges the following:

1.      The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.      The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MAN-AHL DIVERSIFIED I L.P.
(Registrant)

By: Man Investments (USA) Corp.
General Partner

By: /s/ Alicia Borst Derrah
Vice President, Chief Financial Officer and Secretary

2

MAN-AHL DIVERSIFIED TRADING COMPANY L.P.
(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 (PRO-FORMA - UNAUDITED)

	2009	2008
NET INVESTMENT INCOME:
Interest income	$999,293	$7,567,829

TOTAL INVESTMENT INCOME	999,293	7,567,829

EXPENSES
Brokerage commissions	1,667,251	2,637,783
Other Expenses	147,900	133,800
Total expenses	1,815,151	2,771,583

NET INVESTMENT LOSS	(815,858)	4,796,246

NET REALIZED AND UNREALIZED
GAINS (LOSSES) ON TRADING
ACTIVITIES:
Net realized trading gains (losses) on
closed contracts	(54,287,511)	118,623,560
Net change in unrealized trading gains
(losses) on open contracts	(17,806,092)	9,755,114

NET GAIN (LOSS) ON TRADING
ACTIVITIES	(72,093,603)	128,378,674

NET INCOME (LOSS)	$(72,909,461)	$133,174,920

NET INCOME (LOSS) FOR A UNIT
OF PARTNERSHIP INTEREST	$(1,320.97)	$2,981.91

See notes to financial statements.

MAN-AHL DIVERSIFIED TRADING COMPANY L.P.
(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AS ORIGINALLY FILED

	2009	2008
NET INVESTMENT INCOME:
Interest income	$999,293	$7,567,829

NET REALIZED AND UNREALIZED
GAINS (LOSSES) ON TRADING
ACTIVITIES:
Net realized trading gains (losses) on
closed contracts	(54,287,511)	118,623,560
Net change in unrealized trading gains
(losses) on open contracts	(17,806,092)	9,755,114

NET GAIN (LOSS) ON TRADING
ACTIVITIES	(72,093,603)	128,378,674

NET INCOME (LOSS)	$(71,094,310)	$135,946,503

NET INCOME (LOSS) FOR A UNIT
OF PARTNERSHIP INTEREST	$(1,301.99)	$3,063.73

See notes to financial statements.

MAN-AHL DIVERSIFIED I L.P.
(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 (PRO-FORMA - UNAUDITED)

	2009	2008

NET INVESTMENT INCOME (LOSS)
ALLOCATED FROM MAN-AHL
DIVERSIFIED TRADING COMPANY L.P. -
Brokerage commissions	$(905,474)	$(948,403)
Other expenses	(96,900)	(89,400)
Interest income	524,175	2,492,000

Net investment Income (loss) allocated from
Man-AHL Diversified Trading Company L.P.	(478,199)	1,454,197

PARTNERSHIP EXPENSES:
Management fees	8,632,961	4,126,825
Incentive fees	-	8,391,295
Servicing fees	4,338,823	1,184,322
Other expenses	370,583	208,363

Total expenses	13,342,367	13,910,805

Net investment loss	(13,820,566)	(12,456,608)

REALIZED AND UNREALIZED GAINS
(LOSSES) ON TRADING ACTIVITIES
ALLOCATED FROM MAN-AHL
DIVERSIFIED TRADING COMPANY L.P.:
Net realized trading gains (losses)
on closed contracts	(27,527,879)	42,015,371
Net change in unrealized trading gains (losses)
on open contracts	(8,936,637)	4,031,911

Net gains (losses) on trading activities allocated
from Man-AHL Diversified
Trading Company L.P.	(36,464,516)	46,047,282

NET INCOME (LOSS)	$(50,285,082)	$33,590,674

NET INCOME (LOSS) PER UNIT OF
PARTNERSHIP INTEREST - CLASS A	$(612.18)	$771.28

NET INCOME (LOSS) PER UNIT OF
PARTNERSHIP INTEREST - CLASS A Series 2	$(310.71)	$-

NET INCOME (LOSS) PER UNIT OF
PARTNERSHIP INTEREST - CLASS B	$(612.18)	$274.31

NET LOSS PER UNIT OF
PARTNERSHIP INTEREST - CLASS B Series 2	$(310.71)	$-

See accompanying notes and attached financial statements
of Man-AHL Diversified Trading Company L.P.

MAN-AHL DIVERSIFIED I L.P.
(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AS ORIGINALLY FILED

	2009	2008

NET INVESTMENT INCOME
ALLOCATED FROM MAN-AHL
DIVERSIFIED TRADING COMPANY L.P. -
Interest income	$524,175	$2,492,000

PARTNERSHIP EXPENSES:
Brokerage commissions	905,474	948,403
Management fees	8,632,961	4,126,825
Incentive fees	-	8,391,295
Servicing fees	4,338,823	1,184,322
Other expenses	467,483	297,763

Total expenses	14,344,741	14,948,608

Net investment loss	(13,820,566)	(12,456,608)

REALIZED AND UNREALIZED GAINS
(LOSSES) ON TRADING ACTIVITIES
ALLOCATED FROM MAN-AHL
DIVERSIFIED TRADING COMPANY L.P.:
Net realized trading gains (losses)
on closed contracts	(27,527,879)	42,015,371
Net change in unrealized trading gains (losses)
on open contracts	(8,936,637)	4,031,911

Net gains (losses) on trading activities allocated
from Man-AHL Diversified
Trading Company L.P.	(36,464,516)	46,047,282

NET INCOME (LOSS)	$(50,285,082)	$33,590,674

NET INCOME (LOSS) PER UNIT OF
PARTNERSHIP INTEREST - CLASS A	$(612.18)	$771.28

NET INCOME (LOSS) PER UNIT OF
PARTNERSHIP INTEREST - CLASS A Series 2	$(310.71)	$-

NET INCOME (LOSS) PER UNIT OF
PARTNERSHIP INTEREST - CLASS B	$(612.18)	$274.31

NET LOSS PER UNIT OF
PARTNERSHIP INTEREST - CLASS B Series 2	$(310.71)	$-

See accompanying notes and attached financial statements
of Man-AHL Diversified Trading Company L.P.